WeatherFlow-Tempest, Inc.



ANNUAL REPORT

108 Whispering Pines Dr.

Scotts Valley , CA 95066

0

https://tempest.earth/

This Annual Report is dated July 31, 2024.

BUSINESS

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and advanced weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products and services that provide weather data, both observations and forecasts. These include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API.

The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). Additionally, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST°, T°, and NEARCAST.

WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,207,688.50
Number of Securities Sold: 12,076,885
Use of proceeds: Formation assets and start-up capital.
Date: January 02, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Marketing
Date: May 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $930,000.00
Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
Date: October 29, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,353,320.00
Number of Securities Sold: 1,075,086
Use of proceeds: Working Capital
Date: April 30, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $300,000.00
Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
Date: May 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $ 1,595,320
Number of Securities Sold: 683,141
Use of proceeds: Working Capital
Date: 04/07/2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2023 was $12,211,159, a 32% increase compared to $9,251,465 in 2022. This growth was primarily driven by an expanded customer base and enhanced marketing and distribution strategies that increased market penetration.

Cost of Goods Sold
COGS in 2023 was $5,631,847, or 46% of revenue, compared to $4,419,002, or 47% of revenue, in 2022. The slight decrease in the COGS percentage reflects improved operational efficiencies and better cost management.

Expenses
Operating expenses in 2023 totaled $7,523,149, up from $7,241,871 in 2022. This increase was due to higher spending on research and development (R&D) and additional general and administrative costs to support higher revenue. Increased R&D investment was essential for innovation and maintaining a competitive advantage, while additional general and administrative expenses were required to manage growing operations and the customer base.

Historical results and cash flows:
In 2023, we resumed strong revenue growth due to high demand for our products, partially driven by partnerships with other firms. From 2019 through 2023, we experienced significant negative cash flow as we invested heavily in growth since the Company's inception in December 2018. The level of investment needed to maintain growth in 2023 was substantially less than in 2022. We will continue to prudently invest in 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $633,603.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Trade accounts payable and other liabilities
Amount Owed: $795,413.80
Interest Rate: 0.0%

• Creditor: Current credit card balances
Amount Owed: $78,596.25
Interest Rate: 0.0%

• Creditor: Clear Finance Technology Corp (ClearCo)

Amount Owed: $498,733.96
Interest Rate: 0.0%
ClearCo advanced a total of $515,838.12. We remit 20% of receivables generated from multiple sources to them, with a maximum remittance of $96,392.44 per month, until the principal amount plus finance charges, totaling $577,086.31, is repaid.

• Creditor: Amazon Seller Central
Amount Owed: $715,784.55
Interest Rate: 12.99%

• Creditor: PayPal Working Capital
Amount Owed: $155,200.16
Interest Rate: 0.0%
PayPal advanced a total of $220,000.00. We remit 20% of PayPal receivables, with a minimum remittance of $23,515 every 90 days, until the principal amount plus finance charges, totaling $235,158.00, is repaid.

• Creditor: Convertible Note Holders
Amount Owed: $930,000.00*
Interest Rate: 7.0%
Maturity Date: October 29, 2024

• Creditor: Convertible Note Holders
Amount Owed: $300,000.00*
Interest Rate: 7.0%
Maturity Date: April 30, 2025
*Total interest on convertible notes on 12/31/23 is $181,164.09

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel "Buck" Lyons

Daniel "Buck" Lyons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director and Chairman of the Board

Dates of Service: January, 2019 - Present

Responsibilities: Strategic planning and overall management. Buck is currently drawing a salary of $8,500 per month.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: CEO

Dates of Service: January, 2012 - April, 2021

Responsibilities: Strategic planning and overall management.

Other business experience in the past three years:

Employer: Synoptic Data PBC

Title: Director

Dates of Service: September, 2012 - Present

Responsibilities: providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name: David St. John

David St. John's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January, 2019 - Present

Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and is currently drawing a salary of $10,650 per month.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: CIO

Dates of Service: January, 2000 - January, 2019

Responsibilities: Oversight of all software development and maintenance.

Name: Dr. Martin Bell

Dr. Martin Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Science Officer

Dates of Service: January, 2019 - Present

Responsibilities: Management responsibility over weather data quality control and forecast modeling. Martin is fully vested in previously granted common stock in the company. He is currently drawing a salary of $12,500 per month.

Name: Phillip Atkinson

Phillip Atkinson 's current primary role is with WFn Holdings, Inc. Phillip Atkinson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director and Design Guru

Dates of Service: January, 2019 - Present

Responsibilities: Strategic advisement and product design consulting. Philip is a major shareholder but is not active in day to day operations and is not currently drawing a salary

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: President and Chief Operating Officer

Dates of Service: March, 2021 - Present

Responsibilities: General management of the company.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: Chief Information Officer & Chief Operating Officer

Dates of Service: January, 2012 - March, 2021

Responsibilities: Oversees day-to-day operations and keeps the data flowing.

Name: Michael Samols

Michael Samols's current primary role is with Self Employed- Consultant . Michael Samols currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Consultant and Director

Dates of Service: April, 2021 - Present

Responsibilities: Strategic advisement. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work.

Other business experience in the past three years:

Employer: Self Employed- Consultant

Title: Self Employed- Consultant

Dates of Service: October, 2015 - Present

Responsibilities: Strategy consulting and business development work on a contract basis.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Daniel "Buck" Lyons
Amount and nature of Beneficial ownership: 4,285,670
Percent of class: 27.336%

RELATED PARTY TRANSACTIONS

• Name of Entity: WFn Holdings Inc.
Names of 20% owners: Daniel "Buck" Lyons
Relationship to Company: A company owned by the primary founders of WeatherFlow-Tempest, Inc.
Nature / amount of interest in the transaction: N/A
Material Terms: Expenses paid to WFn per the licensing agreement totaled $426,300 for the year ended December 31, 2023, and $425,200 for the year ended December 31, 2022. There is a receivable due from WFn of $259,061 on December 31, 2023 and $47,399 on December 31, 2022.

• Name of Entity: Synoptic Data PBC
Names of 20% owners: None
Relationship to Company: A Company in which WFn Holdings Inc owns a minority stake.
Nature / amount of interest in the transaction: NA
Material Terms: The Company's revenue includes income from Synoptic Data PBC, a company in which WFn holds a minority stake. As of December 31, 2023, and 2022, the Company's revenue from Synoptic Data PBC amounted to $9,000 and $20,000, respectively.

• Name of Entity: TOA Systems LLC
Names of 20% owners: NA
Relationship to Company: It is a wholly owned subsidiary of WFn Holdings Inc.
Nature / amount of interest in the transaction: NA
Material Terms: TOA Systems Inc sells sensor systems to detect lightning strikes and licenses data from an installed base of sensors forming a global lightning network. In 2022, the Company has executed an agreement with TOA, whereby it has an option to gain exclusive rights to license data in the US under terms favorable to the Company. In addition, the Company issued 695,000 shares of common stock to TOA as consideration for exclusive rights under the licensing agreement.

OUR SECURITIES

The company has authorized Common Stock, Convertible Promissory Note, and Convertible Promissory Note.

Common Stock
The amount of security authorized is 25,000,000 with a total of 15,677,737 outstanding.

Voting Rights
One Vote Per Share.

The total number of shares outstanding is 15,677,737 shares of Common Stock.

Convertible Promissory Note
The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $930,000.00
Maturity Date: October 29, 2024
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights
There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.

Convertible Promissory Note
The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: April 30, 2025
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights
There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.92 per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Investing in WeatherFlow-Tempest, Inc. (referred to as "we", "us", "our", or "Company") involves significant risks and should only be considered by those who can afford to lose their entire investment. Common Stock should only be purchased by individuals who have the financial resources to hold this illiquid investment indefinitely. Investors should carefully review all the information provided about the Company, including the following risk factors and the details in the Company's Form C. Please be aware that the risk factors outlined below are not intended, and shall not be deemed to be, a complete list of all risks associated with investing in the Company. Financial Risks Limited Revenue and Operating History As an early-stage company, we have a limited history of operations and revenue. Investing in the Company involves reliance on the potential of its products and services, the capability of the team, and prospects for achieving profitability. There are no guarantees of significant profit or business success. Projections Are Not Guarantees The financial projections provided are based on estimates and assumptions that may not materialize. These projections, which have not been reviewed by independent accountants, reflect management's best estimates and are subject to change. There is no assurance that the Company will meet growth targets or that new products will achieve market acceptance, which could adversely affect the value of the investment. Valuation at This Stage Is Subjective The valuation for this offering was determined by the Company and may not reflect future market conditions. Unlike publicly traded companies, whose value is driven by market stock prices, the valuation of private startups is subjective. This introduces the risk that investors might overpay for their investment. <b>Investing

& Regulatory Risks** **Limited Transferability of Securities** Common Stock purchased through this crowdfunding campaign is subject to SEC transfer restrictions. The stock purchased cannot be resold for one year, with exceptions including transfers: • Back to the Company • To an "accredited investor" as part of a registered offering • To a family member • To a family trust • In connection with the investor's death or divorce **Investment Illiquidity Risk** A long-term holding period, potentially extending over several years, is anticipated for this investment. Beyond the one-year resale restriction, there is no established market for these securities, and one may never develop. Therefore, if these securities are to be sold in the future, finding a buyer may be difficult. Additionally, the Company may or may not be acquired in the future, and the acquisition price may result in a net loss for investors. **Risk of Capital Availability** As the Company grows, additional capital will likely be necessary. If favorable credit terms are unavailable, raising new equity, incurring debt, or issuing preferred stock may be required. The inability to secure additional capital could force the Company to cease sales activities, with intellectual property as the only remaining potential source of return on investment. This scenario could negatively impact the value of the investment. **Risk of Dilution from Future Capital Needs** Future financing, whether through common equity, debt, or preferred stock, may dilute existing ownership percentages and affect the value of the investment. Actions such as raising new equity capital might involve bringing in additional investors at potentially lower equity prices, which could reduce the value of current investments. Additionally, debt securities could increase costs, while preferred stock might be issued with terms more favorable to new investors compared to holders of Common Stock. These financing arrangements could significantly dilute ownership and reduce investment value. **Adverse Effects of Future Financing Terms** Future financing may involve common equity, debt, or preferred stock, potentially affecting the value of the investment. For example: • Debt Securities: Interest on debt could increase costs and negatively impact operating results. • Preferred Stock: Future issuance of preferred stock could come with terms, rights, and preferences more advantageous to new investors compared to holders of common stock. • Equity Financing: Raising more equity capital by selling common stock could lead institutional or other investors to negotiate more favorable terms than those of current investments, potentially including a lower purchase price per share. These future financing arrangements may dilute ownership percentages and could reduce investment value. **Rolling Closings and Information Discrepancies** This offering uses a "rolling closings" structure, meaning that early investors may not have access to the same information as later investors. Once the target amount for this offering is reached, StartEngine may be requested to instruct the escrow agent to disburse funds to the Company. At that point, investors with accepted subscriptions will officially become investors in the Company. During the offering period, material changes to the terms or to the Company's business, plans, or prospects may occur. In such cases, amendments to the Form C must be filed with the SEC. Investors whose subscriptions have not yet been accepted will have the option to withdraw and receive a refund. However, those with accepted subscriptions will not have this right. **Investments from Insiders or Their Immediate Family Members** Officers, directors, executives, and existing owners with a controlling stake in the Company, as well as their immediate family members, may participate in this offering and make investments. Any such investments will be included in the total amount raised as reflected on the campaign page. **Management Risks** **Minority Shareholder Status with Voting Rights** Investors will receive Common Stock with voting rights but will hold minority shareholder status. The Chief Executive Officer (CEO) or their successor will act as the voting proxy for these shares. This arrangement places reliance on the CEO and management team to make decisions that ideally benefit the Company and increase investment value. Additionally, in the event of liquidation, payouts to investors will only occur after all creditors have been paid and only if there are remaining funds. **Management Discretion in Use of Proceeds** Our management team will have broad discretion in allocating the proceeds from this offering. The use of proceeds described in our offering documents is an estimate based on our current business plan. However, the management team may find it necessary or advisable to reallocate portions of the net proceeds to different categories than originally planned. This discretion could impact the outcomes and success of our business, as the management's decisions will determine how the funds are utilized for the Company's growth and development. **Operational Risks** **Reliance on a Single Main Type of Service** Our products and services are centered around weather information. While we have multiple revenue streams, they are all dependent on customer interest in weather-related offerings. The success of our business is tied to the continued demand for these weather-based products and services. **Dependence on Third Parties for Essential Services** We rely on third parties for critical business functions, including weather data, manufacturing, shipping, accounting, data supply, legal services, public relations, advertising, retailing, and distribution. If these third parties fail to deliver their services effectively, it could lead to delays, defects, or other issues that may materially affect our operations and, consequently, the value of the investment. **Reliance on a Foreign Contract Manufacturer** Our operations depend heavily on a single contract manufacturer located in Shenzhen, China. This reliance poses a significant risk; if we lose this manufacturing partner, it could cause serious disruptions to our production processes. Although we have a strong relationship with the manufacturer and some production capabilities at our Daytona, Florida facility, the loss of this partner could adversely affect the investment. **Dependence on an Affiliate for Weather Data** We depend on WFn Holdings Inc. ("WFn"), an affiliate company, for essential weather data from its network of weather stations. This data supports our Lifestyle App and services for US coastal zone business clients. If we lose access to WFn's weather data, it could significantly disrupt our business operations and devalue our products and services. Despite having a 10-year agreement with favorable terms and substantial common ownership, this reliance remains a risk to the investment. **Prototype Products May Not Become Operational** Some of our products are currently in the prototype phase and may not progress to operational status or could be abandoned due to changes in our business model or other unforeseen factors. **Vulnerability to Cybersecurity Threats** As an internet-based business, we are susceptible to hackers and cyber-attacks that could compromise customer data or disrupt our services. Significant disruptions to our systems could harm our platform's attractiveness and lead to a loss of investors and customers. Additionally, we depend on a third-party technology provider for some cybersecurity measures, and issues with this provider or our own systems could negatively impact our financial condition and reputation. **Risk of Losing Key Personnel and Difficulty in Hiring Qualified Employees** The success of the Company depends on having capable personnel to manage various business functions. As the Company grows, there will be a need to hire talent for a variety of roles. Challenges in attracting and retaining qualified employees, or making poor hiring decisions, could impair the ability to operate effectively and, as a result, impact the overall value of the investment. **Intellectual Property Risks** **Challenges in Protecting Existing Patents and Intellectual Property** Our intellectual property, including patents, trademarks, copyrights, domain names, and trade secrets, is a valuable asset for the Company. Despite our efforts, there is a risk that competitors might infringe upon or misappropriate our intellectual property rights. Protecting these rights may involve unforeseen costs, which could impact our capital and resources. Uncertainty in the Enforceability of Intellectual Property Rights Intellectual property law is complex and uncertain. There is a risk that our trademarks, copyrights, and patents may be challenged or found unenforceable. Competitors might design around our patents, find prior art to invalidate our patents, or use other strategies to undermine our intellectual property protections. If our intellectual property rights are compromised, it could harm our competitive position and reduce revenue opportunities. High Costs of Enforcing Intellectual Property Rights Enforcing patents, trademarks, and copyrights through litigation can result in significant expense. Even when infringement is identified, the high costs and risks associated with legal action may deter the pursuit of claims. Strategic decisions might also lead to forgoing legal action. Failing to enforce these rights could weaken market position, reduce sublicensing opportunities, and negatively impact the value of the investment. Risks Associated with Pending Patents and Unregistered Intellectual Property Some of our intellectual property assets, including pending patents and unregistered trade secrets, are vulnerable to challenges or misappropriation. While we strive to protect these assets, unforeseen costs and legal challenges could impact our capital and the effectiveness of our intellectual property strategy. Market and Competitive Risks Significant Market Competition We face intense competition from larger, established companies with greater financial resources, advanced marketing strategies, and superior development capabilities. These competitors might introduce better products or technologies before we do. There is no guarantee that we will succeed in this competitive environment, and competition is expected to increase. Regulatory and Compliance Risks Dependency on Government Regulation Our ability to sell our products or services depends on compliance with government laws and regulations, which are subject to change at any time. Changes in these regulations could affect the Company's ability to continue offering its products or services and may have adverse consequences for the investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 31, 2024.

WeatherFlow-Tempest, Inc.

By   /s/ *Daniel Lyons*

    Name: WeatherFlow-Tempest, Inc.

    Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

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Exhibit A

FINANCIAL STATEMENTS

WeatherFlow-Tempest. Inc.
(A Delaware Corporation)
Balance Sheets
For the Years Ending December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets		
Cash & Cash Equivalents	670,360	167,334
Accounts Receivable	569,516	121,751
Due from Related Parties	259,061	53,076
Inventory	1,028,720	701,273
Prepaids & Other Current Assets	532,251	1,352,611
Total Current Assets	**3,059,909**	**2,396,046**
Fixed Assets & Intangibles		
Property & Equipment, net	8,531	38,587
Intangible Assets, net	50,000	61,000
Total Fixed Assets & Intangibles	**58,531**	**99,587**
Other Assets		
Security Deposits	1,192	1,192
Total Other Assets	**1,192**	**1,192**
TOTAL ASSETS	**3,119,631**	**2,496,824**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	789,508	881,934
Credit Cards	79,244	121,884
Deferred Revenue	33,001	1,075
Accrued Expenses	83,132	420,159
Short Term Borrowings	1,369,719	586,631
Total Current Liabilities	**2,354,604**	**2,011,684**
Long-Term Liabilities		
Convertible Note	1,411,164	1,325,064
Total Long-Term Liabilities	**1,411,164**	**1,325,064**
Total Liabilities	**3,765,768**	**3,336,748**
Equity		
Common Stock	13,595	12,900
Additional Paid-In Capital	3,075,623	3,076,318
StartEngine Receipts	3,609,910	2,174,035
Retained Earnings	(6,103,177)	(3,509,717)
Net Loss	(1,242,088)	(2,593,460)
Total Equity	**(646,137)**	**(839,924)**
TOTAL LIABILITIES AND EQUITY	**3,119,631**	**2,496,824**

See accompanying notes to the financial statements

WeatherFlow-Tempest, Inc.
(A Delaware Corporation)
Income Statements
For the Years Ending December 31, 2023 and 2022

	2023	2022
Revenue	12,211,159	9,251,465
Cost of Goods Sold	5,631,847	4,419,002
Gross Profit	**6,579,312**	**4,832,463**
Operating Expenses		
General & Administrative	5,920,568	5,699,713
Marketing	1,306,997	1,398,929
R&D Expenses	295,585	143,229
Total Expenses	**7,523,149**	**7,241,871**
Net Operating Income (Loss)	**(943,838)**	**(2,409,408)**
Interest Expense	200,506	155,966
Depreciation & Amortization	46,414	27,286
Income Tax	800	800
M&A Activities Expenses	50,530	0
Net Other Income (Expense)	**(298,251)**	**(184,052)**
Net Income (Loss)	**(1,242,088)**	**(2,593,460)**

See accompanying notes to the financial statements

WeatherFlow-Tempest Inc
(A Delaware Corporation)
Statements of Cash Flow
For the Years Ending December 31, 2023 & 2022

	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,252,976)	(2,593,460)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation & Amortization	2,419	27,286
Accounts Receivable	(436,858)	47,377
Inventory	(327,447)	(103,646)
Prepaid Expenses & Deposits	571,779	(618,859)
Deposit - TOA Licensing Option		(100,000)
Accounts Payable	(298,410)	766,821
Accrued Interest on Convertible Notes	86,100	95,064
Credit Card	(18,065)	5,516
Other Current Liabilities	417,620	(484,229)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(2,863)**	**(364,669)**
Net cash provided by (used in) operating activities	**(1,255,840)**	**(2,958,129)**
INVESTING ACTIVITIES		
Purchases of property & equipment	38,637	
Net cash provided by investing activities	**38,637**	**0**
FINANCING ACTIVITIES		
Short term Borrowings	284,354	469,472
Convertible Notes Payable		300,000
Issuance of Common Stock	1,435,875	1,470,435
Net cash provided by financing activities	**1,720,229**	**2,239,906**
Net cash increase (decrease) for period	**503,026**	**(718,223)**
Cash at beginning of period	167,334	885,557
Cash at end of period	670,360	167,334

See accompanying notes to the financial statements

WeatherFlow-Tempest, Inc.
(A Delaware Corporation)
Statements of Shareholders Equity
For the years ended December 31, 2023 and 2022

	Common stock		Additional Paid-in Capital	Start Engine Gross	Engine Platform & Other Fees	Engine Deposit Hold	Premium Deferred Fee	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount							
Balance Dec 31, 2019	12,076,885	12,077	$ 1,195,612					$ (1,406,959)	$ (199,271)
Contributed capital	-	-	1,078,664					-	$ 1,078,664
Net income (loss)	-	-	-					(979,951)	$ (979,951)
Balance - December 31, 2020	**12,076,885**	**$ 12,077**	**$ 2,274,276**	**$ -**	**$ -**			**$ (2,386,910)**	**$ (100,557)**
Capital Contribution	823,238	230	679,148	955,833	(65,315)	(53,431)	(10,000)	-	$ 1,506,465
Shares Issued	230,000	-							
Net income (loss)	-	-						(1,122,806)	(1,122,806)
Balance - December 31, 2021	**13,130,123**	**$ 12,307**	**$ 2,953,424**	**$ 955,833**	**$ (65,315)**	**$ (53,431)**	**$ (10,000)**	**$ (3,509,717)**	**$ 283,101**
Shares issued for services	695,000	593	122,894					-	$ 123,487
Capital Contribution	251,848	-		1,397,488	(103,971)	53,431		-	$ 1,346,948
Issued Stock Awards	880,726	-							
Net income (loss)	-	-	-					(2,587,783)	$ (2,587,783)
Balance - December 31, 2022	**14,957,697**	**$ 12,900**	**$ 3,076,318**	**$ 2,353,320**	**$ (169,286)**	**$ -**	**$ (10,000)**	**$ (6,097,500)**	**$ (834,247)**
Capital Contribution	683,141	695	(695)	1,595,320	(159,445)			-	$ 1,435,875
Issued Stock Awards	36,899	-						-	
Net income (loss)	-	-	-					(1,263,671)	$ (1,263,671)
Balance - December 31, 2023	**15,677,737**	**$ 13,595**	**$ 3,075,623**	**$ 3,948,640**	**$ (328,731)**	**$ -**	**$ (10,000)**	**$ (7,361,171)**	**$ (662,043)**

See accompanying notes to the financial statements

WeatherFlow-Tempest, Inc.
Notes to Financial Statements

December 31, 2023

NATURE OF OPERATIONS

WeatherFlow-Tempest, Inc. (which may be referred to hereafter as the "Company", "we", "us", or "our") was incorporated in the state of Delaware on December 26, 2018, and is headquartered in Scotts Valley, CA.

WeatherFlow-Tempest, Inc. operates in the private weather industry, selling products and services that deliver weather data - both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools, and licensed data.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company conforms to accounting principles generally accepted in the United States of America ("US GAAP") for our accounting and reporting policies. We report based on the calendar year.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenue and expenses during the reporting period. Estimates may also affect disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may vary from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents encompass all cash in bank accounts. The Company's cash is held in demand accounts at financial institutions deemed creditworthy by management.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the net realizable value, representing the amount expected to be collected from gross customer trade receivables.

We assess potential losses on receivables by considering known troubled accounts and historical loss experience. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

As of December 31, 2023, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and finished goods is determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are recorded at their original cost. Regular repair and maintenance expenses are expensed when incurred, while significant improvements or additions are capitalized. When assets are disposed of, their cost and accumulated depreciation are removed from the corresponding balance sheet accounts at the time of disposal, and any resulting gains or losses are recorded on the income statement.

For financial statement purposes, depreciation is calculated using the double-declining balance (DDB) method over the estimated useful lives of the assets (or the lease term for operating leases). The estimated service lives for fixed assets are as follows:

Category	Useful Life
Machinery & Equipment	5 Years
Furniture & Fixtures	5-7 Years
Computer Equipment	3-5 Years
Leasehold Improvements	15 Years (or remaining life of the lease)

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and finite-life intangibles, undergo impairment assessment when events suggest their carrying amounts may not be recoverable. We monitor indicators like adverse changes in use, extent, or condition.

Assets are assessed at the lowest level with identifiable cash flows, usually by location. Factors include, but are not limited to, future operating plans and cash flows. If the asset's carrying value exceeds undiscounted future cash flows, impairment may occur.

Impairment is recognized when an asset's carrying amount exceeds its fair value. Fair value is determined by discounting estimated future cash flows. If the carrying amount exceeds fair value, an impairment charge is recorded.

Intangible Assets

The Company capitalizes professional fees related to patenting our intellectual property. These costs are amortized over the expected period of benefit, not to exceed the patent lives, which may extend up to 10 years.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities reflect future tax consequences from differences between financial statement carrying values and their respective tax bases. These are measured using enacted tax rates for the year of expected recovery or settlement.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. Interest accrued on potential income tax contingencies, net of any applicable income tax benefit, is recorded as a component of income tax expense.

The Company records tax positions taken (or expected to be taken) on a tax return, based upon the amount that is more likely than not to be realized or paid, including position taken in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company holds cash in demand accounts with a prominent financial institution, located in the United States of America, which management believes to be creditworthy. These balances are insured by the Federal Deposit Insurance Corporation (FDIC Insured), providing coverage of up to $250,000. At times, the Company may maintain balances surpassing the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers", establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer.
2) Identify the performance obligations in the contract.
3) Determine the transaction price.
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize the revenue as the performance obligation is satisfied.

The Company generates revenues from subscriptions to its weather applications and sales of Tempest weather devices.

Cost of Sales

Cost of goods sold includes hardware costs, fees for data services, cloud and server services for applications, freight, delivery costs, packaging, and related expenses.

Advertising and Promotion

Advertising and promotional costs are recognized as expenses when incurred. For the years ended December 31, 2023, and December 31, 2022, advertising and promotional expenses amounted to $996,710 and $942,663, respectively, and are included in the sales and marketing expense category.

Research and Development Costs

The costs associated with the research and development of the Company's products are recognized as expenses when they are incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments in current assets and liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates fair value due to their short-term nature.

Fair value measurements are based on a hierarchy that prioritizes different types of inputs used in valuation techniques. These levels, from highest to lowest priority, are described below:

o **Level 1:** Quoted, unadjusted prices in active markets accessible at the measurement date for identical assets or liabilities.

o **Level 2:** Observable prices based on inputs not quoted on active markets but supported by market data.

o **Level 3:** Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company reviews events or transactions that occur after the balance sheet date but before the issuance of financial statements to gather additional evidence for certain estimates or to identify any matters requiring disclosure. Subsequent events have been evaluated up to March 31, 2024, the date of financial statement issuance.

Recently Issued and Adopted Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issues Accounting Standards Updates (ASUs) to amend the authoritative literature in the Accounting Standards Codification (ASC). While several ASUs have been issued from the beginning of 2023 to date, management believes that those issued to date either provide supplemental guidance, are technical corrections, are not applicable, or are not expected to significantly impact financial statements.

DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Short-Term Borrowings

As of December 31, 2023, the Company had short-term financing agreements with CFT Clear Finance Technology Corp. (Clearco), Amazon Lending, and PayPal Working Capital, classified as short-term borrowings.

CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common shares with a par value of $0,001.
o As of December 31, 2023, 14,658,641 shares have been issued and are outstanding.
o As of December 31, 2022, 14,658,641 shares were issued and outstanding.

INCOME TAXES

Management evaluates available positive and negative evidence to estimate whether sufficient future taxable income will be generated to utilize existing deferred tax assets. Based on this assessment, the Company has concluded that it is more likely than not that it will not recognize the benefits of the federal and state net deferred tax assets. Consequently, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2023, and December 31, 2022. The realization of the deferred tax asset may be adjusted if estimates of future taxable income during the carry-forward period change.

For the fiscal year ending December 31, 2022, the Company had federal and state cumulative net operating loss (NOL) carryforwards of approximately $6,103,000. The utilization of these NOL carryforwards to offset future income taxes depends on the Company's ability to generate sufficient taxable income before the carryforwards expire. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and is indefinite.

The Company recognizes the impact of a tax position in the financial statements if it is more likely than not to be sustained upon examination by the relevant taxing authority, based on the position's technical merits. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

Interest and penalties related to income tax matters are recognized in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

RELATED PARTY

WeatherFlow-Tempest, Inc. currently licenses weather observation data and lightning data from WFn Holdings, Inc. (WFn) and its subsidiary, TOA Systems, LLC (TOA), under terms that provide certain exclusive rights.

Prior to April 1, 2021, WeatherFlow-Tempest, Inc. was wholly owned by WFn, and both entities still share significant common ownership.

Expenses paid to WFn per the licensing agreement totaled $426,300 for the year ended December 31, 2023, and $425,200 for the year ended December 31, 2022. There is a receivable due from WFn of $259,061 on December 31, 2023 and $47,399 on December 31, 2022.

In addition, the Company issued 695,000 shares of common stock to TOA as consideration for exclusive rights under the licensing agreement.

The Company's revenue also includes income from Synoptic Data PBC, a company in which WFn holds a minority stake. As of December 31, 2023, and 2022, the Company's revenue from Synoptic Data PBC amounted to $9,000 and $20,000, respectively.

NOTE ON CHANGES TO 2022 FINANCIAL STATEMENT

Subsequent to the publishing of the 2022 C-AR report, several adjustments were made to the financial statements for the year 2022. These adjustments are detailed below:

1. **Additional COGS and R&D Expense**: Additional accounts payable to our primary contract manufacturer relating to 2022 were uncovered in 2023. These invoices totaled approximately $71,000. These were added to payables and expensed in 2022 as follows:
   - Cost of Goods Sold (COGS): Approximately $45,000
   - Research and Development (R&D) Expense: Approximately $26,000
2. **Additional Payables**: Other timing differences recognized by our CPA increased 2022 payables by an additional $21,000.
3. **Revenue Recognition Timing Difference:** 2022 income was reduced by approximately $16,000 due to a timing difference in revenue recognition per CPA review.
4. **Related Timing Differences:** Related timing differences increased 2022 COGS by $4,000.
5. **Reduction in Accrued Payables:** Adjustments to actual expenses resulted in a reduction of approximately $16,500 in accrued payables.
6. **Convertible Notes Payable**: The convertible notes payable increased by $95,000 due to accrued interest. This interest accrual was a non-cash expense. Under the terms of the notes, both the principal and the accrued interest can be converted to equity.
7. **Related Party Receivables:** Related party amounts owed (Due to/from WFn) were moved from liabilities to assets to better reflect their character as receivables from WFn.
8. **Depreciation and Amortization Expense:** Depreciation and amortization expense was moved below the operating income line to better facilitate the calculation of EBITDA.

9. **Other Adjustments:** Other immaterial adjustments to current assets and expenses were made per CPA review.

These changes have been incorporated into the 2022 financial statements and are reflected in the updated C-AR report.

SUBSEQUENT EVENTS

The Company has assessed subsequent events from December 31, 2023, to March 31, 2024, the date when the financial statements became available for issuance.

As of March 31, 2024, the Company secured additional long-term debt financing of $2,000,000 from WindSail Climate Capital Fund II, L.P., incurring fees of $68,935.48 associated with the loan.

No other significant events or transactions occurred during this period that would materially impact these financial statements.

I, Daniel Lyons, the President of WeatherFlow-Tempest, Inc., hereby certify that the financial statements of WeatherFlow Tempest and notes thereto for the periods ending December 21, 2022, and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

WeatherFlow-Tempest has not yet filed its federal tax return for 2023. For the year 2021 the amounts reported on our tax returns were total income of $8,295,461; taxable income of $(1,099,593) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 15, 2024 (Date of Execution).

_____ (Signature)

___CEO_____ (Title)

___July 15, 2024_____ (Date)

CERTIFICATION

I, Daniel Lyons, Principal Executive Officer of WeatherFlow-Tempest, Inc. , hereby certify that the financial statements of WeatherFlow-Tempest, Inc. included in this Report are true and complete in all material respects.

Daniel Lyons

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer